Exhibit 99.2

Have questions about this notice? Call the Number below or scan the QR code to find out more Toll Free – 1-877-982-8767 International – 514-982-7555 service@computershare.com www.computershare.com/ noticeandaccess Notice of Availability of Annual and Special Shareholder Meeting Materials for The Bank of Nova Scotia Meeting Date and Location: When: Tuesday, April 14, 2026 9:00 a.m. (Eastern) Where: Scotiabank Centre Scotia Plaza, 40 King Street West, 2nd Floor Toronto, Ontario M5H 3Y2 Live Webcast: https://meetings.lumiconnect.com/400-006-109-753 As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver the management proxy circular (Circular) for our annual and special meeting of shareholders (Meeting) to both our registered and non-registered (beneficial) shareholders. This means that the Circular will be posted online for you to access instead of receiving a paper copy in the mail. Also as permitted under securities laws, we are using “notice and access” to deliver our 2025 annual report (Annual Report) to beneficial shareholders. This means that the Annual Report will be posted online for you to access instead of receiving a paper copy in the mail. Notice and access gives shareholders more choice, allows for faster access to the Circular and the Annual Report, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. Registered shareholders and beneficial shareholders who have previously provided standing instructions to receive a paper copy of the Circular or the Annual Report will receive those, as applicable. You will find enclosed with this notice a form of proxy if you are a registered shareholder or a voting instruction form if you are a beneficial shareholder so that you can vote your shares (see “Voting” below). This notice presents only an overview of the more complete meeting materials that are available to you online. We remind you to access and review all of the important information contained in the Circular and other meeting materials before voting. The Circular, the Annual Report and other relevant materials are available at: www.envisionreports.com/scotiabank2026 OR www.sedarplus.ca OR www.sec.gov Notice of Meeting The following items of business to be brought before the Meeting are described under “Business of the meeting” in Section 1 of the Circular and other applicable sections listed below: 1. Receive our consolidated financial statements for the year ended October 31, 2025 and the auditor’s report on the statements – see Section 1 of the Circular and the Annual Report 2. Elect directors – see Section 1 of the Circular 3. Appoint auditor – see Section 1 of the Circular 4. Confirm, by special resolution, an amendment to By-law No. 1 regarding directors’ compensation - see Section 1 of the Circular for the special resolution 5. Confirm administrative amendments to By-law No. 1 - see Section 1 of the Circular for the ordinary resolution 6. Vote on an advisory resolution on our approach to executive compensation – see Sections 1 and 3 of the Circular 7. Vote on the shareholder proposals – see Sections 1 and 5 of the Circular 8. Consider any other business that may properly come before the Meeting 024AJG

Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you may vote using the methods reflected on your enclosed form of proxy or voting instruction form for receipt by 9:00 a.m. (Eastern) on April 10, 2026. You may also vote by attending the Meeting or appointing a proxyholder to represent you and vote at the Meeting. Please refer to your form of proxy or voting instruction form for instructions on how to vote at the Meeting, as well as “Information about voting” in Section 1 of the Circular. PLEASE VIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING How to Obtain Paper Copies of the Meeting Materials You may request a paper copy of the meeting materials at no cost up to one year from the date the Circular was filed on SEDAR+ as follows: Registered Shareholders Employee Share Plans Beneficial (Non-Registered) Shareholders Before the Meeting Call 1-866-962-0498 (North America) or 514-982-8716 (outside North America) and enter the 15-digit control number located on your form of proxy. Call 1-866-962-0498 (North America) or 514-982-8716 (outside North America) and enter the 15-digit control number located on your voting instruction form. If your voting instruction form does not contain a control number, email service@computershare.com or call 1-877-982-8767 (North America) or 514-982-7555 (outside North America). Visit www.proxyvote.com or call 1-877-907-7643 (North America) or 303-562-9305 (outside North America) and enter the 16-digit control number located on your voting instruction form. After the Meeting Call 1-866-964-0492 (North America) or 514-982-8714 (outside North America) or email postagm@computershare.com. Call 1-877-907-7643 (North America) or 303-562-9305 (outside North America). To ensure you receive the meeting materials prior to the voting deadline and the date of the Meeting, all requests must be received no later than March 30, 2026. If your request to receive meeting materials is received prior to the date of the Meeting, the meeting materials will be sent to you within three business days of receiving your request. If you submit your request on or after the Meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request. Please note that you will not receive another form of proxy or voting instruction form, so please retain your current one for voting purposes. Go Paperless You can receive shareholder materials, including this notice and your form of proxy or voting instruction form, by email. You can also revoke previously provided standing instructions indicating that you wish to receive paper copies of the meeting materials. To go paperless: Registered Shareholders Beneficial (Non-Registered) Shareholders Go to www.investorcentre.com and sign up using the Holder Account Number on your proxy. Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, after the meeting, contact your intermediary. ® Registered trademark of The Bank of Nova Scotia. 024AKE